UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

	By:	/s/ Mark Learmonth
Dated: June 3, 2024	Name:	Mark Learmonth
	Title:	CEO and Director

Exhibit Index

Exhibit	Description

99.1	Bilboes Gold Project Preliminary Economic Assessment
99.2	Consent of Sivanesan (Desmond) Subramani
99.3	Consent of Aveshan Naidoo
99.4	Consent of David Alan Thompson